UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Gregg Winiarski Executive Vice President, General Counsel & Secretary IAC/InterActiveCorp 555 West 18th Street New York, NY 10011 Telephone: (212) 314-7300 Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON IAC/InterActiveCorp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,033,902(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 59,033,902(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,033,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%*
14	TYPE OF REPORTING PERSON CO

*	Percentage calculated on the basis of 493,939,099 shares of common stock, par value $0.01, of the Company (“Common Stock”) issued and outstanding as of October 30, 2020 (based upon information contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020).

(1)	Reflects 59,033,902 shares of Common Stock beneficially owned by IAC/InterActiveCorp (“IAC”).

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the shares of common stock, $0.01 par value (the “Shares”), of MGM Resorts International (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2020 (as amended by Amendment No. 1, filed with the SEC on August 20, 2020, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph immediately following the second paragraph:

On January 8, 2021, the Reporting Person informed the Issuer in a letter (the “Letter”) that it believed the strategic rationale for a possible share-for-share offer by the Issuer for the entire issued and to be issued share capital of Entain plc (“Entain”) (such possible transaction, the “Proposed Transaction”) to be compelling and that the Reporting Person supported the Proposed Transaction on the terms set out in the Issuer’s public announcement on January 4, 2021. The Reporting Person further confirmed that it would be willing to consider funding a portion of the partial cash alternative in the Proposed Transaction through a further investment in the Issuer, subject to mutual agreement on the terms and amount by the Reporting Person and the Issuer. The Reporting Person further stated that the Letter constitutes a non-binding expression of the Reporting Person’s current intention, which may change at any time.

The full text of the Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph at the end:

On January 8, 2021, the Reporting Person informed the Issuer that it believed the strategic rationale for a possible share-for-share offer by the Issuer for the entire issued and to be issued share capital of Entain plc (“Entain”) (such possible transaction, the “Proposed Transaction”) to be compelling and that the Reporting Person supported the Proposed Transaction on the terms set out in the Issuer’s public announcement on January 4, 2021. The Reporting Person further confirmed that it would be willing to consider funding a portion of the partial cash alternative in the Proposed Transaction through a further investment in the Issuer, subject to mutual agreement on the terms and amount by the Reporting Person and the Issuer.  The Reporting Person further stated that the Letter constitutes a non-binding expression of the Reporting Person’s current intention, which may change at any time.

The full text of the Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

The following documents are filed as exhibits to this Schedule 13D:

99.2	Letter from IAC/InterActiveCorp to MGM Resorts International, dated January 8, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2021

IAC/InterActiveCorp

By:	/s/ Kendall Fox Handler
Name:	Kendall Fox Handler
Title:	Senior Vice President, General Counsel and Secretary